UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-261569

Golden Star Acquisition Corporation

(Exact name of registrant as specified in its charter)

136 Madison Avenue 5th & 6th Floors

New York, New York 10016

(646) 722-3372

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one ordinary share, par value $0.001 par share, and one right to receive two-tenths(2/10th) of one ordinary share

Ordinary shares, $0.001 par value

Rights, each entitling the holder to receive two-tenths(2/10th) of one ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the units: 0

Approximate number of holders of record of the ordinary shares: 1

Approximate number of holders of record of the rights: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Golden Star Acquisition Corporation

Date:	February 10, 2025	By:	/s/ Kenneth Lam
		Name:	Kenneth Lam
Title: Chief financial officer